SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on December 1st, 2011

1.  Date, Time and Venue: On December 1st, 2011, at 10 a.m., by conference call, as expressly authorized by Article 21, §2, of the Company’s Bylaws.

2.  Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora  were verified.

3.  Presiding Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4.  Resolutions: The following resolutions were unanimously approved, without reservations, by all the directors in attendance:

4.1.  To determine, pursuant to the approval of the Annual General Meeting of Shareholders of the Company held on April 29, 2011 (“AGM”), the payment, on December 28th, 2011, of the mandatory dividend declared on the AGM related to the fiscal year ended December 31st, 2010, on the total amount of R$98,811,840.46, corresponding to R$0.2291 per share, treasury shares excluded, based on the shareholding position of (i) April 29, 2011 (after floor is closed), for shareholders holding shares traded on BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros; and (ii) May 04, 2011 for shareholders holding ADRs traded on the New York Stock Exchange.

4.2.  Shareholders on the dates mentioned above, entitled to receive dividends and having a credit option registered with Itaú Unibanco S.A., Financial Institution Depositary of the Company’s shares, will have their dividends automatically credited on December 28th, 2011. Shareholders having no credit option registered with Itaú Unibanco S.A. shall, as of the date hereof, look for a branch of Itaú Unibanco S.A. to update their data (referred update being a requirement for the receipt of dividends), and the payment shall occur, on or after December 28th, 2011, within at least three business days from the date the record was updated. Dividends owed to the participant shareholders of the fiduciary custody services of BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros shall be credited on December 28th, 2011, pursuant to the data records kept by such institution.

5.  Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Wilson Amaral de Oliveira, Henri Philippe Reichstul, Guilherme Affonso Ferreira, Maria Letícia de Freitas Costa and Odair Garcia Senra.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 01, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer